UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Departure and Appointment of Certain Officer

On January 15, 2024, Ms. Yang Zhou tendered her resignation as Independent Director and Chairman of the Audit Committee of the Board of Directors of Luokung Technology Corp. (the “Company”). Ms. Zhou’s decision to resign was not a result of any disagreements with the Company.

Effective on April 11, 2024, the Board of Directors of the Company appointed Mr. Liangbing Yu as the new Independent Director and Chairman of the Audit Committee of the Board of Directors of the Company to fill the vacancy created by Ms. Zhou’s resignation. The biographical information of Mr. Yu is set forth below.

Mr. Liangbing Yu, age 50, is Executive Partner at Beijing GloryHope Oriental Investment Center (Limited Partnership), a position he held since 2017. From 1998 to 2017, Mr. Yu worked at CYTS Holding Co. LTD., where he has served in various capacities including as Vice President of International Tourism Company, General Manager of Operations Management Department, General Manager of Inbound Online Business Department, General Manager of Destination Overseas Marketing Business Department, General Manager of Investment Management Department, and Strategic Planning Director of Securities Department. Mr. Yu received his dual Bachelor’s Degree in Investment Economics & Economic Law from Huazhong University of Science and Technology.

Mr. Yu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date April 16, 2024	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer)

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